UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File No. 001-32500

TRX GOLD Corporation

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 403

Oakville, Ontario Canada L6J 6J3

(647)-515-3310

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

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Explanatory Note.

TRX Gold Corp. (the “Company”) is filing this Form 6-K to provide information regarding (i) two Facility Letters entered into by Buckreef Gold Company Limited (“Buckreef”) and Stanbic Bank Tanzania Limited, a bank registered and incorporated under the laws of United Republic of Tanzania (“Stanbic”), and (ii) the At The Market Offering Agreement with H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC.

Entry of a Material Contracts.

Facility Letters

On February 6, 2025, Buckreef entered into certain banking facilities with Stanbic pursuant to two separate facility letters. The two facility letters consist of a USD$5.0 million revolving credit facility (the “Credit Facility”) and an approximately USD$4.0 million vehicle and asset financing facility (the “VAF Facility”) that may be used at the Company’s discretion.

The Credit Facility and the VAF Facility are secured by all of the assets of Buckreef and includes standard and customary financing terms and conditions, including those related to security, fees, representations, warranties, covenants, and conditions. In connection with entering into the Credit Facility and VAF Facility, the Company has agreed to subordinate its loan to Buckreef and has guaranteed the repayment of both the Credit Facility and the VAF Facility. TANCAN Mining Company Limited, a subsidiary of the Company, has also agreed to subordinate its loan to Buckreef in connection with the Credit Facility and the VAF Facility.

Buckreef is 55.0% owned by the Company and 45% owned by State Mining Corporation of Tanzania.

The Credit Facility and the VAF Facility are filed as Exhibits 10.1 and 10.2, respectively, to this Form 6-K. The foregoing summaries of the terms of these documents are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

At The Market Offering Agreement

On February 7, 2025, the Company entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (the “Lead Manager”) and Roth Capital Partners, LLC (collectively, the “Managers”), pursuant to which the Company may offer and sell, from time to time, through the Managers, common shares without par value (the “Shares”) having an aggregate offering price of up to USD$25,000,000. Under the Agreement, the Lead Manager may sell Shares by any method permitted by law deemed to be an “at-the-market distribution” under National Instrument 44-102 Shelf Distributions, including, without limitation, sales made through the NYSE American, on any other existing trading market for the Common Shares in the United States or to or through a market maker. The Lead Manager may also sell Shares in privately negotiated transactions, provided that the Lead Manager receives the Company’s prior written approval for any sales in privately negotiated transactions and if so provided in the “Plan of Distribution” section of the U.S. Prospectus or a supplement to the U.S. Prospectus or a new U.S. Prospectus Supplement disclosing the terms of such privately negotiated transaction.

No Shares in the offering will be sold on the Toronto Stock Exchange or any other trading market in Canada.

The Company intends to use the net proceeds from the offering primarily for its drilling, exploration and technical work for the development of the sulphide mineralized material at the Buckreef Gold Project, and for working capital and for other general corporate purposes. Subject to the terms and conditions of the Agreement, the Lead Manager will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the NYSE American, to sell the Shares from time to time based upon the Company’s instructions, including any price, time or size limits or other customary parameters or conditions the Company may impose.

The Company will pay the Lead Manager a commission of 3.0% of the gross sales price of the Shares sold. The Company has also agreed to reimburse the Lead Manager for certain specified expenses, including the reasonable fees and expenses of the Lead Manager’s legal counsel in an amount not to exceed $50,000. The Company shall also reimburse the Lead Manager for Lead Manager’s counsel’s fees in connection with each due diligence update session up to a maximum of $2,500 per update, plus any incidental expense incurred by the Lead Manager in connection therewith.

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The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

The Shares will be issued pursuant to the Company’s previously filed and effective registration statement on Form F-10 (No. 333-283907) filed with the Securities and Exchange Commission. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by Reference.

The forgoing discussions and Exhibits 10.1, 10.2 and 10.3 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-10 (No. 333-283907), on Form F-3 (Nos. 333-252876 and 333-255526) and on Form S-8 (No. 333-234078) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibits.

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document

10.1†	Facility Letter from Stanbic Bank Tanzania Limited (Credit Facility)
10.2†	Facility Letter from Stanbic Bank Tanzania Limited (VAF Facility)
10.3	At The Market Offering Agreement, dated February 7, 2025, by and among TRX Gold Corp. and H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC
†	Certain identified information has been excluded from the exhibit because it is both not material and is the type that the Company treats as private or confidential.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

By:	/s/ Stephen Mullowney
Stephen Mullowney, Chief Executive Officer

Date: February 7, 2025

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